FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	BBVA Francés reports consolidated first quarter earnings for fiscal year 2017.

Buenos Aires, May 11, 2017 – BBVA Banco Francés S.A. (BBVA Francés) (NYSE: BFR.N; BCBA:

FRAN.BA; LATIBEX: BFR.LA) reports consolidated first quarter earnings for fiscal year 2017.

Highlights

•	BBVA Francés reached a net income of AR$ 1,605.8 million as of March 31, 2017, 175% above the previous quarter and up 37.8% compared to the same quarter of 2016. This result includes effects considered non-recurring, both, with positive and negative sign.

•	Net of these impacts, profit was 10.8% above last quarter and similar to the first quarter of 2016, reaching an average return on equity of 24.4% and an average return on assets of 2.5%,

•	The first quarter of the year shows a net positive result of AR$ 1,185.8 million due to the application of the inflation adjustment in calculating the 2016 income tax and a charge of AR$ 393.6 million corresponding to the regularization of the social security contributions rate used from December 2013 to March 2017.

•	The average balances of physical bills increased 60% compared to the previous quarter, representing more than twice the amount necessary for normal operations and generating a negative impact estimated at about AR$ 191 million.

•	The nominal appreciation of the peso generated AR$ 91 million loss due to revaluation of net foreign currency assets, while the service charge expenses reflected an additional charge of AR$ 61 million at the close of the campaign to attract new clients that began in the last quarter of 2016, which resulted in 28,000 new clients.

•	The effective rate for income tax for the first quarter of 2017 reached 43%, generating an impact of AR$ 59.2 million, consequence of fewer fiscal deductions for insolvency provisions.

•	Net financial income registered a negative variation of 5.8%, compared to the previous quarter while it grew 2.8% in comparison to the first quarter of 2016. If the physical bills and exchange rate effects mentioned are deducted, it grew 3.5% and 19.4%, respectively. The private business net interest margin grew 29.8% compared to one year ago.

•	Recurring net income from services increased 6.1% and 39.2% in comparison to the previous quarter and to the first quarter of 2016, respectively, while administrative expenses grew 1.3% and 38.3% in those periods.

•	Activity showed positive behavior considering the low seasonality of the first quarter. The private sector loan portfolio totaled AR$ 82.9 billion, growing 5.2% in the quarter and 40.2% in the last twelve months.

•	Total non-performing loan ratio (non-performing loans/total loans) was 0.84%, while the coverage ratio (provisions/non-performing loans) was 248.3% as of March 31, 2017. BBVA Francés maintains a leading position in the Argentine financial system in terms of asset quality.

•	Total deposits reached AR$ 122.8 billion, growing 7.2% in the quarter and 53.3% compared to March 2016, driven mainly by deposits in foreign currency, including those of the Tax Amnesty regime. Sight deposits represent 66% of the total deposits of the Bank and 57% of the deposits in pesos.

•	BBVA Francés maintains high levels of liquidity, as of March 31, 2017, liquid assets (Cash and due from banks plus Argentine Central Bank (BCRA) bills represented 47.4% of the Bank’s total deposits, this ratio is above 75% for the dollar balance.

•	The capital ratio reached 13.8% of weighted risk assets; with an excess of capital of AR$ 7.6 billion, which is 44.5% higher than the minimum regulatory requirements. Considering the additional buffer (3.5%), the excess of capital would amount to AR$ 2.8 billion.

•	At the Shareholders Meeting held on March 30, 2016, a cash dividends distribution of AR$ 911 million was approved. Such payment is now subject to authorization from the BCRA.

Other Events

•	In April, BBVA Francés official inaugurated the BBVA Tower, which represented an investment of approximately USD 250 million, demonstrating the Bank’s commitment to the country and its development. The new headquarters houses almost 2,000 employees, providing the necessary amenities in order to encourage more dynamic interaction. The building has 33 floors, of which 23 belong to BBVA, and it has the highest sustainability standards and LEED Gold (Leadership in Energy & Environmental Design) certification, one of the most demanding international sustainable construction certificates.

Regulatory Changes

•	On March 2, 2017 the BCRA through its Communication “A” 6195 reduced by two percentage points those coefficients higher than 2% in order to determine the minimum cash requirement in pesos.

•	Through a private agreement between the Chambers of Commerce, Banks and acquiring companies, fees on credit and debit cards were voluntary reduced since April 1. The fee for credit cards was reduced from 3% to 2.5% for 2017, and will gradually decrease each year to 2.35%, 2.15%, 2%, reaching 1.8% in 2021. Fees on debit card transactions were reduced from 1.5% to 1.2% for 2017, and then they decreased to 1.1%, 1.0%, 0.9%, reaching 0.8% in 2021. Simultaneously, the BCRA, through its Communication “A” 6212, established, as of April 1, a cap at the interchange fee of 2% and 1% for credit and debit cards, respectively, with a gradual decrease schedule for the next years.

Economic Environment

Main Macroeconomic figures		Quarter ended
		03-31-17	12-31-16	09-30-16	06-30-16	03-31-16
GDP	var % y/y	—	-2.1%	-3.7%	-3.7%	0.6%
Inflation (1)	var % y/y	35.0%	41.0%	43.1%	47.1%	35.0%
End of period	var % q/q	7.1%	6.2%	2.7%	15.5%	11.9%
CER	Quarterly adjustment	7.2%	4.5%	7.4%	9.5%	10.5%
Exchange Rate	Pesos x US$	15.38	15.85	15.26	14.92	14.58
Reserves	US$	50,522	38,772	29,902	30,507	29,572
Fiscal Balance	Primary - billion of $	(41,344)	(133,937)	(96,799)	(66,876)	(45,914)
Trade Balance	US$ (billion)	(1,087)	48	1,378	1,030	(342)
Private Loans	Pesos	958,104	914,229	821,904	795,839	765,717
	US$ (in US$)	10,325	9,069	8,147	6,333	4,002
Private Deposits	Pesos	1,168,047	1,148,144	1,044,610	1,004,369	932,705
	US$ (in US$)	23,355	22,458	13,206	11,962	11,834
Badlar interest rate	Weighted avg. quarterly	19.8%	21.1%	24.6%	30.2%	27.4%

(1)	CPI-CABA

Economic activity, measured by the variation in real GDP, suffered a contraction of 2.3% in 2016, processing the relative price changes resulting from regularizing the economy.

In the first three months of the year, inflation, measured by the IPC-CABA [Buenos Aires Consumer Price Index) was 7.1%, with increases in Housing (15.5%) and Education (15.0%). The variation in comparison to the same period of last year was 35%.

The government made changes in the domestic public sector balance records. The Minister of the Treasury, Nicolás Dujovne, announced quarterly fiscal deficit goals for 2017 and also annual income, expenses, and debt goals through 2019.

A new methodology was also implemented designed to more accurately reflect the measurement of the deficit that completely excludes the calculation of BCRA rental income and public intra-sector debt interest. A greater income and expenses openness is also promoted along the same lines.

In line with what has been stipulated by the Government, there was a primary fiscal deficit of AR$ 41.3 billion in the first quarter of the year, 10% lower than the deficit for the same period of the previous year; the financial income, including interest, reached AR$ 70.6 billion, a deterioration of 9.4% from the first quarter of 2016.

In regards to foreign trade, the trade balance in the first quarter of 2017 was a deficit of USD 1.1 billion, greater than the also negative trade balance of USD 342 million recorded in the same period of 2016. This is the result, on the one hand, of exports that totaled USD 12.7 billion in the first quarter of 2017, 1.7% higher than the same period of the previous year and, on the other hand, the value of imports was recorded at USD 13.7 billion a 7.5% increase over the first quarter of 2016.

In the foreign exchange market, the peso appreciated by 3.0% since the end of 2016, from an exchange rate of AR$ 15.85 /USD to AR$ 15.38 /USD at the end of March, 2017.

International reserves as of March 31, 2017 totaled USD 50.5 billion, an increase of USD 11.8 billion compared to the 2016 year-end balance.

Presentation of Financial Information

•	Foreign currency balances as of March 31, 2017 have been translated into pesos at the reference exchange rate published by the BCRA at such date (AR$ 15.3818/ US$).

•	This press release contains unaudited financial information that consolidates all of the banking activities of BBVA Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group – BBVA Consolidar Seguros S. A. and Consolidar AFJP (in liquidation)-, is shown as “Investments in other companies” (recorded under the equity method) and the corresponding results are included in “Income from Equity Investments”.

•	Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Disclaimer

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Financial Information

Condensed Income Statement (1)		Quarter ended				Δ% quarter ended 03-31-17 vs quarter ended
In thousands of $ except income per share, ADS	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16	12-31-16	03-31-16
Net Financial Income	3,063,776	3,252,260	2,836,361	3,342,802	2,980,043	-5.8%	2.8%
Provision for loan losses	(323,969)	(331,013)	(226,335)	(336,129)	(161,351)	-2.1%	100.8%
Net income from services	1,234,102	1,076,422	1,300,901	1,014,393	931,083	14.6%	32.5%
Administrative expenses	(2,897,619)	(2,860,570)	(2,373,439)	(2,211,679)	(2,095,807)	1.3%	38.3%
Operating income	1,076,290	1,137,099	1,537,488	1,809,387	1,653,968	-5.3%	-34.9%
Income (Loss) from equity investments	19,491	17,083	20,132	102,183	44,802	14.1%	-56.5%
Income (Loss) from Minority interest	(27,853)	(13,547)	(24,753)	(34,113)	(39,994)	105.6%	-30.4%
Other Income/Expenses	855,111	(141,517)	(4,163)	(27,480)	56,471	704.2%	1414.2%
Income Tax / Minimum Presumed Tax	(317,269)	(416,713)	(595,779)	(886,719)	(550,163)	-23.9%	-42.3%
Net income for the period	1,605,770	582,405	932,925	963,258	1,165,084	175.7%	37.8%
Net income per share (2)	2.99	1.08	1.74	1.79	2.17	175.7%	37.8%
Net income per ADS (3)	8.97	3.25	5.21	5.38	6.51	175.7%	37.8%

(1)	Exchange rate: AR$ 15.3818 Ps = 1 USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

Main figures	Quarter ended					Δ% quarter ended 03-31-17 vs quarter ended
(in thousands of pesos)	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16	12-31-16	03-31-16
ROA (Average Assets) (1)	3.9%	1.6%	2.8%	3.1%	4.1%	137.0%	-6.3%
ROE (Average Shareholders’ Equity) (1)	38.7%	14.3%	24.0%	25.9%	32.7%	171.1%	18.6%
NIM (1)(2)	11.7%	12.5%	12.3%	14.9%	12.4%	-6.2%	-5.6%
Net fee income / Net operating Income (3)	28.7%	24.9%	31.4%	23.3%	23.8%	15.5%	20.6%
Coverage ratio (4)	42.6%	37.6%	54.8%	45.9%	44.4%	13.2%	-4.1%
Efficiency ratio (5)	67.4%	66.1%	57.4%	50.8%	53.6%	2.0%	25.8%

(1)	Annualized.
(2)	Net interest Margin: Financial Income-Financial Expenses (include Gross Income Tax and SEDESA) / Average Interest-Earning Assets (net of foreign exchange difference)
(3)	Operative income: Net financial income + Net income from services
(4)	Net income from services / Adm.Expenses
(5)	Adm.Expenses / (Net financial income + Net income from services)

Net financial income

Net financial income	Quarter ended					Δ% quarter ended 03-31-17 vs quarter ended
(in thousands of pesos)	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16	12-31-16	03-31-16
Financial Income	5,280,991	5,540,183	5,472,394	6,159,658	5,495,068	-4.7%	-3.9%
Income from financial intermediation	4,060,877	4,096,831	4,130,077	4,086,635	3,718,866	-0.9%	9.2%
CER adjustment	100,285	97,613	168,496	148,734	161,520	2.7%	-37.9%
Income Securities and short term inv.	593,345	807,994	805,340	1,516,966	989,209	-26.6%	-40.0%
Foreign exchange difference	306,384	458,312	240,758	333,214	369,257	-33.1%	-17.0%
Others	220,100	79,433	127,723	74,109	256,216	177.1%	-14.1%
Financial Expenses	-2,217,215	-2,287,923	-2,636,033	-2,816,856	-2,515,025	-3.1%	-11.8%
Net Financial Income	3,063,776	3,252,260	2,836,361	3,342,802	2,980,043	-5.8%	2.8%

Net financial income registered a 5.8% decrease in comparison to the previous quarter, while it grew 2.8% compared to the first quarter of 2016.

As previously mentioned, net financial income was affected by the negative impact generated by the increase in the stock of cash and the appreciation of the peso. Without considering these effects, the variations would be 3.5% and 19.4% for the periods mentioned, sustained mainly by the intermediation with the private sector which grew 29.8% compared to the same quarter of 2016, as a result of the significant share of demand accounts over total deposits.

Interest-Earning Assets & Interest-Bearing	Quarter ended
Liabilities $ + USD	03-31-17		12-31-16		03-31-16
(Average in thousand of AR$)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	96,037,742	21.1%	89,256,623	22.9%	78,627,368	25.2%
Public Bonds	13,077,398	20.7%	13,856,830	25.3%	17,970,943	24.5%
Loans	75,428,264	21.3%	71,294,599	22.7%	57,445,092	25.5%
Public Sector	28,260	35.6%	84,345	32.1%	63,256	57.8%
Private Sector	75,400,003	21.3%	71,210,254	22.7%	57,381,836	25.5%
Other interest-earning assets	7,532,081	19.3%	4,105,194	17.6%	3,211,333	22.5%
Interest-Bearing Liabilities	80,036,663	8.7%	71,140,219	10.2%	57,141,347	14.2%
Saving Accounts	38,104,269	0.1%	31,694,635	0.1%	21,037,948	0.2%
Time Deposits	38,516,253	16.2%	35,706,086	18.0%	32,672,302	22.6%
Current accounts with interest	389,255	15.4%	—	—	—	—
Debt Securities	1,670,383	23.4%	1,777,296	0	1,543,942	0
Other interest-bearing liabilities	1,356,503	16.9%	1,962,202	16.1%	1,887,155	11.7%
NIM	11.7%		12.5%		12.4%

The NIM ratio as of March 31, 2017, was 11.7%, reflecting a decline of 77 basis points in the quarter, which is explained by two factors: the increase in activity in dollars and the decline of the indicator in pesos, caused exclusively by the greater stock of cash.

It is important to emphasize that the private spread continues to show good behavior, although there is a fall in the yields on credits in pesos, in line with lower inflation, the average liabilities interest rate declining at a faster pace.

A table of return on assets and cost of liabilities is included by currency: pesos and dollars.

Interest-Earning Assets & Interest-Bearing	Quarter ended
Liabilities $	03-31-17		12-31-16		03-31-16
(Average in thousand of AR$)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	79,501,664	24.9%	76,607,074	26.1%	70,835,437	27.5%
Public Bonds	10,195,238	25.7%	13,417,210	26.0%	15,951,062	27.4%
Loans	63,436,043	24.8%	60,686,387	26.1%	52,337,622	27.5%
Public Sector	28,260	35.6%	84,345	32.1%	63,256	57.8%
Private Sector	63,407,783	24.8%	60,602,042	26.1%	52,274,366	27.5%
Other interest-earning assets	5,870,383	24.6%	2,503,477	28.5%	2,546,753	28.5%
Interest-Bearing Liabilities	54,803,078	12.6%	50,827,045	14.1%	43,064,848	18.4%
Saving Accounts	19,404,565	0.2%	17,566,687	0.2%	13,536,007	0.2%
Time Deposits	32,364,738	19.2%	30,312,244	21.1%	27,468,933	26.5%
Current accounts with interest	389,255	15.4%	0	0.0%	0	0.0%
Debt Securities	1,670,383	23.4%	1,777,296	0	1,543,942	0
Other interest-bearing liabilities	974,137	21.8%	1,170,818	24.1%	515,966	28.0%
NIM $	14.5%		15.1%		14.3%

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities USD	03-31-17		12-31-16		03-31-16
(Average in thousand of AR$)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	16,612,559	2.6%	12,725,323	3.2%	7,863,966	3.3%
Public Bonds	2,882,160	3.0%	439,619	2.6%	2,019,881	1.5%
Loans	11,992,220	2.8%	10,608,212	3.6%	5,107,470	4.4%
Other interest-earning assets	1,738,179	0.5%	1,677,492	0.5%	736,615	0.1%
Interest-Bearing Liabilities	25,233,584	0.2%	20,313,174	0.3%	14,076,499	1.4%
NIM USD	1.8%		2.0%		-0.8%

Income from Public and Private Securities

Income from securities and short-term investments	Quarter ended					Δ% quarter ended 03-31-17 vs quarter ended
(in thousands of pesos)	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16	12-31-16	03-31-16
Income Securities and short term inv.	592,264	802,707	794,614	1,507,146	980,137	-26.2%	-39.6%
Income Interest Margin	445,641	660,913	871,502	1,073,706	1,059,001	-32.6%	-57.9%
Holdings booked at fair value	68,489	84,963	91,067	173,678	137,815	-19.4%	-50.3%
Holdings booked at amortized cost	8,397	1,746	453	156	—	380.9%	n/a
Bills and Notes from the Central Bank	368,754	574,204	779,982	899,872	921,186	-35.8%	-60.0%
Income Financial Operations	114,066	87,204	-105,021	406,697	-96,872	30.8%	-217.7%
Holdings booked at fair value	95,343	76,294	(105,005)	307,891	(157,343)	25.0%	-160.6%
Holdings booked at amortized cost	115	(223)	147	41	37,774	-151.5%	n/a
Bills and Notes from the Central Bank	18,608	11,132	(162)	98,764	22,696	67.2%	-18.0%
Other fixed income securities	32,557	54,590	28,133	26,743	18,008	-40.4%	80.8%
CER adjustment	100,285	97,614	168,496	148,734	161,520	2.7%	-37.9%

The financial income generated by public sector assets fell 26.1% in the quarter and 39.6% compared to the previous year, mainly due to the smaller average portfolio in pesos: 24% and 36%, respectively.

Net Income from Services

Net income from services	Quarter ended					Δ% quarter ended 03-31-17 vs quarter ended
(in thousands of pesos)	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16	12-31-16	03-31-16
Net income from services	1,234,102	1,076,422	1,300,901	1,014,393	931,083	14.6%	32.5%
Service charge income	2,481,746	2,398,519	2,241,382	1,838,242	1,709,313	3.5%	45.2%
Service charges on deposits accounts	498,412	430,468	392,719	316,011	338,874	15.8%	47.1%
Credit cards and operations	987,996	1,000,246	998,318	863,112	699,059	-1.2%	41.3%
Insurance	168,532	170,554	162,817	152,951	146,228	-1.2%	15.3%
Capital markets and securities activities	16,936	16,533	25,547	15,091	6,695	2.4%	153.0%
Fees related to foreign trade	67,389	70,283	64,812	59,085	58,033	-4.1%	16.1%
Safety deposit box	74,202	74,569	65,730	52,497	52,529	-0.5%	41.3%
Services of collection	42,022	39,283	35,549	32,785	28,480	7.0%	47.5%
Generated by subsidiaries	298,607	205,153	129,140	108,929	99,606	45.6%	199.8%
Other fees	327,651	391,430	366,750	237,780	279,809	-16.3%	17.1%
Services Charge expense	(1,247,644)	(1,322,097)	(940,481)	(823,849)	(778,230)	-5.6%	60.3%

In the first quarter of 2017, net income from services grew 14.6% in comparison to the previous quarter and 32.5% compared to the first quarter of 2016, while in recurring terms they increased 6.1% and 39.2%, respectively.

Income from services increased 3.5% compared to the previous quarter and 45.2% in comparison to the same quarter of 2016, driven mainly by income originating in greater credit card consumption, higher activity and the increased prices for deposit accounts and higher commissions generated by subsidiaries.

Service charge expenses fell 5.6% in comparison to the previous quarter, while they increased 60.3% compared to the first quarter of 2016. The annual increase is explained by higher commissions paid for the LATAM Pass kilometers program, which includes the campaign for attracting clients and promotions for credit card purchases and by insurances, while the quarterly variation also registers lower charges mainly related to the campaign mentioned, which had its full impact in the preceding quarter and ended in this first quarter. It generated an increase of more than 28,000 new clients.

Administrative Expenses

Administrative expenses	Quarter ended					Δ% quarter ended 03-31-17 vs quarter ended
(in thousands of pesos)	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16	12-31-16	03-31-16
Administrative expenses	(2,897,619)	(2,860,570)	(2,373,439)	(2,211,679)	(2,095,807)	1.3%	38.3%
Personnel expenses	(1,635,877)	(1,694,758)	(1,335,778)	(1,304,321)	(1,219,519)	-3.5%	34.1%
Electricity and Communications	(52,036)	(59,685)	(59,459)	(45,586)	(38,972)	-12.8%	33.5%
Advertising and Promotion	(82,525)	(106,078)	(102,929)	(100,810)	(67,952)	-22.2%	21.4%
Fees and external administrative services	(49,289)	(45,649)	(45,089)	(33,306)	(33,323)	8.0%	47.9%
Taxes	(279,474)	(265,956)	(237,145)	(211,650)	(198,595)	5.1%	40.7%
Organization and development expenses	(24,846)	(20,555)	(19,448)	(19,486)	(18,926)	20.9%	31.3%
Amortizations	(87,628)	(73,633)	(62,980)	(55,658)	(54,142)	19.0%	61.8%
Rents	(112,106)	(108,211)	(93,700)	(95,365)	(94,632)	3.6%	18.5%
Maintainance, conservation and repairs	(134,038)	(104,528)	(85,485)	(60,417)	(98,556)	28.2%	36.0%
Security Service	(71,101)	(66,610)	(68,533)	(56,649)	(53,817)	6.7%	32.1%
Carriage of valuables	(164,900)	(145,398)	(118,129)	(85,672)	(81,693)	13.4%	101.9%
Other	(203,799)	(169,509)	(144,764)	(142,759)	(135,680)	20.2%	50.2%

Total Employees	6,219	6,265	6,114	5,985	5,884	-0.7%	5.7%

Total Branches	252	251	251	251	251	0.4%	0.4%

Administrative expenses increased 1.3% in the last three months and 38.3% in comparison with the same quarter of 2016.

In the quarterly comparison, personnel expenses registered a decline of 3.5%, since the payment of the fixed amount, according to the agreement and year-end compensation, included in the previous quarter, compensate for the salary increase applied starting in 2017. Meanwhile, such expenses showed an increase of 34.1% compared to the same quarter of 2016, mainly due to the salary increase, as well as 6% increase in the number of employees.

General expenses increased 8.2% over the previous quarter and 44% year over year.

Expenses for carriage of cash showed variations above the average, both during the quarter and compared to the first quarter of 2016. Meanwhile, amortizations grew due to a greater investment in technology and maintenance costs due to the move to a new corporate headquarters.

Other Income / Expenses

The Other Income / Expenses line item registered a gain of AR$ 885.1 million in the first quarter of 2017, including a net income of AR$ 1,185.8 million due to the application of the inflation adjustment in calculating the 2016 income tax and a charge of AR$ 393.6 million corresponding to the regularization of the social security charges rate used from December 2013 to March 2017.

•	Income tax

As has already been mentioned, BBVA Francés decided to determine the income tax for the 2016 fiscal year, ending in May 2017, considering the effects of inflation. At the same time, a declarative action of certainty will be presented for the purposes mentioned. There are judicial precedents that support the position taken by the Bank.

•	Social Security Contributions

In December 2013, BBVA Francés informed the Federal Administration of Public Revenues (AFIP) that, under Article 2 of point b) of Decree No. (PEN) 814/01 and Article 1 of Law 22,016, the Bank would change to applying the rate of 17% instead of 21% for payment of social security contributions.

The standard establishes this rate for corporations with simple government share participation by Law No. 19,550. The Argentinean government has held shares in BBVA Francés through the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad) since the nationalization of AFJP in 2008.

Having become aware of certain precedents where the AFIP has argued for rejecting the 17% rate, the Bank has decided to regularize the situation up to March 2017, adhering, for the period from December 2013 to May 2016 to the facility established by RG 3920/2016, under Law 27,260.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the first quarter of 2017, a profit of AR$ 19.5 million was recorded, principally due to the stake held in BBVA Seguros.

Balance and activity

Loan Portfolio

Net loans	Quarter ended					Δ% quarter ended 03-31-17 vs quarter ended
(in thousands of pesos)	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16	12-31-16	03-31-16
Private & Financial sector loans in $	68,429,094	66,472,453	60,724,382	57,421,059	55,248,841	2.9%	23.9%
Advances	9,463,160	9,540,668	10,783,767	10,090,439	8,173,758	-0.8%	15.8%
Discounted and purchased notes	9,227,187	9,810,847	9,267,218	7,924,229	7,539,725	-5.9%	22.4%
Consumer Mortgages	1,892,840	1,889,443	1,866,569	1,992,813	1,988,051	0.2%	-4.8%
Car secured loans	6,368,608	5,628,320	5,087,540	4,563,281	4,493,535	13.2%	41.7%
Personal loans	10,522,971	9,368,939	8,172,953	7,582,330	7,428,791	12.3%	41.7%
Credit cards	21,775,867	21,539,673	18,675,353	18,307,405	17,362,387	1.1%	25.4%
Loans to financial sector	1,739,275	1,715,873	1,697,297	1,749,174	1,367,563	1.4%	27.2%
Other loans	8,200,489	7,512,590	5,605,681	5,450,379	7,005,698	9.2%	17.1%
Unaccrued interest	(315,649)	(329,346)	(299,131)	(207,673)	(212,823)	-4.2%	48.3%
Adj. & accrued int. & exchange diff. receivable	1,164,083	1,286,851	1,270,412	1,293,985	1,241,172	-9.5%	-6.2%
Less: Allowance for loan losses	(1,609,737)	(1,491,405)	(1,403,277)	(1,325,303)	(1,139,016)	7.9%	41.3%
Private & Financial sector loans in FX	14,482,355	12,318,649	10,378,884	8,425,260	3,885,726	17.6%	272.7%
Advances	7,233	5,897	6,137	7,981	21,276	22.7%	-66.0%
Discounted and purchased notes	858,646	1,085,875	1,206,288	672,635	1,439,809	-20.9%	-40.4%
Credit cards	1,301,292	981,170	1,023,339	1,113,350	813,891	32.6%	59.9%
Loans to financial sector	127,133	130,914	151,183	73	31	n/a	n/a
Other loans	12,336,206	10,241,540	8,098,739	6,719,772	1,652,894	20.5%	646.3%
Less: Allowance for loan losses	(148,155)	(126,747)	(106,802)	(88,509)	(42,175)	16.9%	251.3%
Total Private Loans	82,911,449	78,791,102	71,103,266	65,846,319	59,134,567	5.2%	40.2%
Loans to public sector in $	156	98,819	93,336	83,654	74,853	-99.8%	-99.8%
Net Total Loans	82,911,605	78,889,938	71,196,620	65,929,992	59,209,440	5.1%	40.0%

The private sector loan portfolio totaled AR$ 82.9 billion, growing 5.1% in the quarter and 40% compared to the first quarter of 2016.

In the last twelve months, loans denominated in pesos increased 23.9%, while those denominated in foreign currency did so at a faster rate (272.7%), with a larger volume of placements in foreign trade operations as a consequence of the release of the restrictions on the purchase of foreign currency and the elimination of the import restrictions.

During the year, consumer loans registered a growth of 30.5%, both personal loans and car loans grew 41.7%, and credit cards did at a slower pace, similar to the behavior seen in the last quarter. Commercial loans grew 5% in the quarter and 55.2% in the last twelve months.

Total Public Sector Exposure

Public and Private Sector Exposure	Quarter ended					Δ% quarter ended 03-31-17 vs quarter ended
(in thousands of pesos)	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16	12-31-16	03-31-16
Public Sector - National Government	6,889,933	5,276,924	3,385,701	4,363,302	4,089,977	30.6%	68.5%
Public Sector Loans	156	98,819	93,336	83,654	74,853	-99.8%	-99.8%

Total bond portfolio	6,889,994	5,178,318	3,292,580	4,279,865	4,015,342	33.1%	71.6%

Holdings book at fair value	5,646,590	4,274,229	3,291,490	4,241,363	4,015,178	32.1%	40.6%
Holdings book at amortized cost	1,243,404	904,089	1,090	38,502	164	37.5%	n/a
Allowances	(217)	(213)	(215)	(217)	(218)	1.9%	-0.5%
Bills and Notes from Central Bank	7,200,514	7,310,231	9,437,491	11,557,767	12,321,088	-1.5%	-41.6%

Total exposure to the Public	14,090,447	12,587,155	12,823,192	15,921,069	16,411,065	11.9%	-14.1%

Private Debt	471,796	479,106	391,349	268,938	343,740	-1.5%	37.3%

Total exposure to the Pub and Priv Sector	14,562,243	13,066,261	13,214,541	16,190,007	16,754,805	11.4%	-13.1%

Portfolio Received for Repos	9,893,778	64,872	304,706	5,376,422	981,870	n/a	n/a
Public Bonds	—	—	—	—	—	n/a	n/a
BCRA Instruments	9,893,778	64,872	304,706	5,376,422	981,870	n/a	n/a

Exposure to the public sector’s National Government registered an increase of 11.9% compared to the previous quarter, but decreased 14.1% in the last twelve months.

The portfolio of public securities grew 33.1% over the previous quarter and 71.6% in the last twelve months, mainly due to a larger placement in Treasury Bills denominated in dollars, reducing the holdings of public securities in pesos.

The Bank’s portfolio of BCRA Bills declined both in comparison to the preceding quarter and the first quarter of 2016. The changes in the implementation of monetary policy resulted in a greater allocation of liquidity in repo-transactions instead of bills.

On March 31, 2017, the public sector National Government debt represented 3.7% of the Bank’s assets, while BCRA’s Bills reached 3.9%.

Asset Quality

Asset quality ratios	Quarter ended					Δ% quarter ended 03-31-17 vs quarter ended
(in thousands of pesos)	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16	12-31-16	03-31-16
Non-performing loans (1)	707,907	616,075	600,139	570,472	416,402	14.9%	70.0%
Allowance for loan losses	(1,757,892)	(1,618,152)	(1,510,079)	(1,413,812)	(1,181,191)	8.6%	48.8%
Non-performing loans/net total loans	0.84%	0.77%	0.83%	0.85%	0.69%	9.3%	21.3%
Non-performing priv. loans/net priv. loans	0.84%	0.77%	0.83%	0.85%	0.69%	9.1%	21.1%
Allowance for loan losses/non-performing	248.32%	262.66%	251.62%	247.83%	283.67%	-5.5%	-12.5%
Allowance for loan losses/net total loans	2.08%	2.01%	2.08%	2.10%	1.96%	3.3%	6.1%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

BBVA Francés maintains its leading position in terms of risks management. The asset quality ratio (Non-performing loans/Total loans) was 0.84% as of March 31, 2017, with a coverage ratio (provisions/non-performing loans) of 248.32%.

The NPL ratio registered an increase over both the previous quarter and the same quarter of 2016 of 7 and 15 basis points, respectively, as a consequence of higher non-performing loans as well as an increase in the performing portfolio.

The following table shows the evolution of provisions for loan losses, including relating to transactions recorded under “Other receivables” from financial intermediation.

						Δ% quarter ended 03-31-17 vs
Evolution of provisions	Quarter ended					quarter ended
(in thousands of pesos)	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16	12-31-16	03-31-16
Balance at the beginning of the quarter	1,626,924	1,518,843	1,421,720	1,188,758	1,119,687	7.1%	45.3%
Increase/decrease	323,969	331,013	226,335	336,129	161,351	-2.1%	100.8%
Increase/decrease-Foreign exchange diff.	(4,188)	4,630	2,374	2,363	5,318	-190.5%	178.8%
Applications / Reversals	(181,574)	(227,562)	(131,586)	(105,530)	(97,598)	-20.2%	86.0%
Balance at the end of the quarter	1,765,131	1,626,924	1,518,843	1,421,720	1,188,758	8.5%	48.5%

Deposits

Total deposits	Quarter ended					Δ% quarter ended 03-31-17 vs quarter ended
(in thousands of pesos)	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16	12-31-16	03-31-16
Deposits $ denominated	82,248,799	74,902,584	70,139,742	73,740,949	67,539,838	9.8%	21.8%
Current accounts	21,484,467	21,419,738	19,132,845	22,753,131	18,753,066	0.3%	14.6%
Saving accounts	23,190,831	21,273,125	17,365,933	17,453,110	18,257,425	9.0%	27.0%
Time deposits	35,197,959	30,079,381	31,865,941	31,944,736	28,965,398	17.0%	21.5%
Peso denominated	35,001,533	30,076,548	31,863,676	31,943,528	28,964,272	16.4%	20.8%
CER adjusted time deposits	196,426	2,833	2,265	1,208	1,126	n/a	n/a
Investment Accounts	85,194	85,194	85,091	85,591	5,586	0.0%	n/a
Other	2,290,348	2,045,146	1,689,932	1,504,381	1,558,363	12.0%	47.0%
Deposits FX denominated	40,573,257	39,719,184	21,765,448	19,086,318	12,561,577	2.2%	223.0%
Current accounts	89,817	782,954	848,591	1,578,285	608,214	-88.5%	-85.2%
Saving accounts	23,779,226	21,318,030	14,956,855	12,146,478	7,480,140	11.5%	217.9%
Time deposits	5,961,593	6,220,811	5,200,667	4,962,250	4,189,759	-4.2%	42.3%
Other	10,742,621	11,397,389	759,335	399,305	283,464	-5.7%	n/a

Total deposits	122,822,056	114,621,768	91,905,190	92,827,267	80,101,415	7.2%	53.3%

Total deposits reached AR$ 122.8 billion, recording increases of 7.2% and 53.3% compared to the previous quarter and the first quarter of 2016, respectively.

During the year, sight accounts increased 52% while time deposits grew 24.1%.

In terms of currency, deposits in pesos grew 21.8% in the last twelve months, with transactional deposits increasing 20% and time deposits 21.5%, while those denominated in foreign currency increased significantly in comparison to the two quarters under analysis, mainly as a result of the implementation of the Tax Amnesty regime.

At the end of March 2017, deposits in foreign currency reached AR$ 40.6 billion (equivalent to USD R$ 2.6 billion), representing 33% of the Bank’s total deposits.

Other funding sources

Other funding sources	Quarter ended					Δ% quarter ended 03-31-17 vs quarter ended
(in thousands of pesos)	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16	12-31-16	03-31-16
Lines from other banks	1,435,605	1,502,786	1,875,463	1,076,653	1,485,135	-4.5%	-3.3%
Senior Bonds	2,056,274	2,211,078	2,093,095	1,583,253	1,608,592	-7.0%	27.8%

Total other funding sources	3,491,879	3,713,864	3,968,558	2,659,906	3,093,727	-6.0%	12.9%

Capitalization

Capitalization	Quarter ended					Δ% quarter ended 03-31-17 vs quarter ended
(in thousands of pesos)	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16	12-31-16	03-31-16
Capital Stock	536,878	536,878	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,032,368	1,032,368	1,032,368	0.0%	0.0%
Reserves on Profits	14,516,667	11,783,995	11,783,995	11,783,995	8,899,508	23.2%	63.1%
Unrealized valuation difference	1,605,770	3,643,672	3,061,267	2,128,342	4,949,571	-55.9%	-67.6%

Total stockholders’ equity	17,154,805	16,460,035	15,877,630	14,944,705	14,881,447	4.2%	15.3%

Total Shareholders’ Equity totaled AR$ 17.2 billion as of March 31, 2017, while the excess over the BCRA minimum capital requirements was AR$ 7.6 billion. Considering the conservation buffer (3.5%), excess capital would amount to AR$ 2.8 billion. The capital ratio for the same period was 13.8% of assets adjusted to risk.

Central Bank Requirements	Quarter ended					Δ% quarter ended 03-31-17 vs quarter ended
(in thousands of pesos)	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16	12-31-16	03-31-16
CB Minimum Capital Requirements	11,206,375	10,577,441	9,406,443	8,408,006	7,813,073	5.9%	43.4%
CB Minimum Capital Requirements(a,b)	11,206,375	10,321,905	9,225,447	8,231,916	7,682,943	8.6%	45.9%
Increase in capital req. related to custody	—	255,536	180,996	176,090	130,130	-100.0%	-100.0%
a) CB Minimum Capital Requirements		10,321,905	9,225,447	8,231,916	7,682,943	-100.0%	-100.0%
Allocated to Asset at Risk	8,785,277	7,926,163	7,017,244	6,066,448	5,769,780	10.8%	52.3%
Market Risk	270,773	291,744	211,525	297,602	162,912	-7.2%	66.2%
Operational Risk	2,150,325	2,103,998	1,996,678	1,867,866	1,750,251	2.2%	22.9%

b) Min. Cap. required for the G.F.S. of the Pas-as-you-go System managed by the Argentine Republic	—	1,022,144	723,985	704,360	520,520	-100.0%	-100.0%
1% of the securities in custody and book-entry notes	—	1,022,144	723,985	704,360	520,520	-100.0%	-100.0%
Bank Capital	18,378,878	17,420,859	16,694,008	15,669,000	15,516,734	5.5%	18.4%
Ordinary Capital Level 1	17,674,906	16,698,101	16,056,616	15,086,805	14,984,490	5.8%	18.0%
Deductions Ordinary Capital Level 1	(465,878)	(390,238)	(360,327)	(337,279)	(311,162)	19.4%	49.7%
Capital Level 2	1,169,850	1,112,996	997,719	919,474	843,406	5.1%	38.7%
Excess over Required Capital	7,172,503	6,843,418	7,287,565	7,260,994	7,703,661	4.8%	-6.9%
Capital Ratio (Central Bank rules)	13.8%	13.8%	14.8%	15.6%	16.5%	-0.3%	-16.7%
Excess over Required Capital as a % of Shareholders’ Equity	44.5%	41.6%	45.9%	48.6%	51.8%	7.1%	-14.0%

Conference Call

A conference call to discuss quarter earnings will be held on Friday, May 12, 2017, at 11:00 am New York time – 12:00 pm Buenos Aires time. If you are interested in participating, please dial

0800-444-2930 (within Argentina)

+ 1-877-317-6776 (within US)

+ 1 412 317 6776 (within rest of the countries)

Conference ID: BBVA.

To access the webcast:

http://webcast.engage-x.com/Cover.aspx?Platformld=pjr19VuegC4AAtUCa0U1nQ%3D%3D

Link to view Q&A:

http://cw4.services.choruscall.com/contexweb/ViewQA/loginSortQA.html

Access code: 10106327

This conference will be recorded. To ask for a digital replay, please dial:

+ 1 877 344 7529 (within U.S.)

+ 1 412 317 0088 (within the rest of the countries)

The replay will be available until May 24, 2017.

Access code: 10106327

Internet

This press release is also available at BBVA Francés web site.

www.bbvafrances.com.ar

Contacts

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

Diego Cesarini

Financial Management and Investor Relations

dcesarini@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16
Cash and due from banks	41,149,362	48,226,105	30,296,084	26,524,315	23,414,132
Government and Private Securities	24,205,939	12,706,389	13,128,861	21,279,564	17,448,966
Holdings booked at fair value	5,646,590	4,274,229	3,291,490	4,241,363	4,015,178
Holdings booked at amortized cost	—	—	—	—	—
Reverse repo	1,243,404	904,089	1,090	38,502	164
Listed Private Securities	221,870	153,181	94,299	65,726	130,884
Bills and Notes from the Central Bank	17,094,292	7,375,103	9,742,197	16,934,190	13,302,958
Less: Allowances	(217)	(213)	(215)	(217)	(218)
Loans	82,911,605	78,889,921	71,196,602	65,929,973	59,209,420
Loans to the private & financial sector	82,911,449	78,791,102	71,103,266	65,846,319	59,134,567
Advances	9,470,393	9,546,565	10,789,904	10,098,420	8,195,034
Discounted and purchased notes	10,085,833	10,896,722	10,473,506	8,596,864	8,979,534
Secured with mortgages	1,892,840	1,889,443	1,866,569	1,992,813	1,988,051
Car secured loans	6,368,608	5,628,320	5,087,540	4,563,281	4,493,535
Personal loans	10,522,971	9,368,939	8,172,953	7,582,330	7,428,791
Credit cards	23,077,159	22,520,843	19,698,692	19,420,755	18,176,278
Loans to financial sector	1,866,408	1,846,787	1,848,480	1,749,247	1,367,594
Other loans	20,536,695	17,754,130	13,704,420	12,170,151	8,658,592
Less: Unaccrued interest	(315,649)	(329,346)	(299,131)	(207,715)	(212,823)
Plus: Interest & FX differences receivable	1,164,083	1,286,851	1,270,412	1,293,985	1,241,172
Less: Allowance for loan losses	(1,757,892)	(1,618,152)	(1,510,079)	(1,413,812)	(1,181,191)
Public Sector loans	156	98,819	93,336	83,654	74,853
Principal	155	8,786	8,895	8,772	8,734
Plus: Interest & FX differences receivable	1	90,033	84,441	74,882	66,119
Other banking receivables	26,190,719	2,427,906	7,890,155	9,659,883	6,753,374
Repurchase agreements	9,784,973	—	305,269	5,084,968	982,677
Unlisted private securities	249,926	325,925	297,050	203,212	212,856
Other banking receivables	16,163,059	2,110,753	7,296,600	4,379,611	5,565,408
Less: provisions	(7,239)	(8,772)	(8,764)	(7,908)	(7,567)
Investments in other companies	539,825	510,878	499,226	473,517	426,278
Intangible assets	331,419	315,811	286,330	272,423	259,976
Goodwill	3,386	3,476	3,566	—	—
Organization and development charges	328,033	312,335	282,764	272,423	259,976
Other assets	8,999,121	8,638,393	7,592,656	7,405,309	7,762,404

Total Assets	184,327,990	151,715,403	130,889,914	131,544,984	115,274,550

Deposits	122,822,056	114,621,768	91,905,190	92,827,267	80,101,415
Current accounts	21,574,284	22,202,692	19,981,436	24,331,416	19,361,280
Saving accounts	46,970,057	42,591,155	32,322,788	29,599,588	25,737,565
Time deposits	41,159,552	36,300,192	37,066,608	36,906,986	33,155,157
Investment Accounts	85,194	85,194	85,091	85,591	5,586
Rescheduled deposits CEDROS	1,951	1,959	2,224	2,224	2,234
Other deposits	13,031,018	13,440,576	2,447,043	1,901,462	1,839,593
Other banking Liabilities	37,891,164	13,785,069	17,131,159	17,439,924	15,015,019
Other provisions	1,317,224	1,375,154	1,169,099	1,113,625	1,021,902
Other contingencies	1,316,606	1,374,573	1,168,415	1,112,968	1,021,206
Guarantees	618	581	684	657	696
Other liabilities	4,607,529	4,856,020	4,423,620	4,908,410	3,888,356
Minority interest	535,212	617,357	383,216	311,053	366,411

Total Liabilities	167,173,185	135,255,368	115,012,284	116,600,279	100,393,103

Total Stockholders’ equity	17,154,805	16,460,035	15,877,630	14,944,705	14,881,447

Total liabilities + stockholders’ equity	184,327,990	151,715,403	130,889,914	131,544,984	115,274,550

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16
Financial income	5,280,991	5,540,183	5,472,394	6,159,658	5,495,068
Interest on Cash and Due from Banks		—	—	—	—
Interest on Loans Granted to the Financial Sector	90,605	113,359	125,081	136,181	112,598
Interest on Overdraft	769,018	843,578	954,753	927,369	691,193
Interest on Discounted and purchased notes	463,665	503,617	519,273	519,982	522,801
Interest on Mortgages	88,634	92,677	100,347	100,306	101,694
Interest on Car Secured Loans	298,138	280,469	277,860	276,984	270,463
Interest on Credit Card Loans	1,064,647	1,048,804	982,507	1,005,398	984,737
Interest on Financial Leases	107,085	108,107	109,609	114,964	116,114
Interest on Other Loans	1,178,537	1,106,035	1,060,249	1,005,356	919,114
From Other Banking receivables	548	185	398	95	152
Interest on Government Guaranteed Loans Decree 1387/01	1,081	6,810	10,728	9,820	9,072
Income from Securities and Short Term Investments	592,264	801,184	794,612	1,507,146	980,137
CER	100,285	97,613	168,496	148,734	161,520
Foreign exchange difference	306,384	458,312	240,758	333,214	369,257
Other	220,100	79,433	127,723	74,109	256,216
Financial expenses	(2,217,215)	0	-2,636,033	-2,816,856	-2,515,025
Interest on Current Account Deposits	(14,811)	(1,618,512)	—	—	—
Interest on Saving Account Deposits	(7,760)	(222,302)	(8,710)	(9,019)	(7,957)
Interest on Time Deposits	(1,534,706)	(674)	(2,031,231)	(2,195,456)	(1,842,388)
Interest on Other Banking Liabilities	(215,259)	(126)	(193,998)	(191,555)	(181,920)
Other interests (includes Central Bank)	(629)	(40,376)	(881)	(1,128)	(1,234)
CER	(1,915)	—	(86)	(105)	(127)
Bank Deposit Guarantee Insurance system mandatory contributions	(48,777)	(352,205)	(37,514)	(34,600)	(128,161)
Mandatory contributions and taxes on interest income	(355,405)	3,252,260	(340,249)	(338,278)	(327,833)
Other	(37,573)	(331,013)	(23,364)	(46,715)	(25,405)
Net financial income	3,063,776	1,076,422	2,836,361	3,342,802	2,980,043
Provision for loan losses	(323,969)	—	(226,335)	(336,129)	(161,351)
Income from services, net of other operating expenses	1,234,102	(2,860,570)	1,300,901	1,014,393	931,083
Administrative expenses	(2,897,619)	(2,133)	(2,373,439)	(2,211,679)	(2,095,807)
Income (loss) from equity investments	19,491	17,083	20,132	102,183	44,802
Net Other income	855,111	(141,517)	(4,163)	(27,480)	56,471
Income (loss) from minority interest	(27,853)	(13,547)	(24,753)	(34,113)	(39,994)
Income before tax	1,923,039	999,118	1,528,704	1,849,977	1,715,247
Income tax	(317,269)	(416,713)	(595,779)	(886,719)	(550,163)
Net income	1,605,770	582,405	932,925	963,258	1,165,084

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16
Cash and due from banks	41,149,363	48,226,107	30,296,084	26,524,319	23,414,261
Government Securities	24,238,431	12,738,809	13,166,151	21,319,864	17,489,778
Loans	82,911,605	78,889,921	71,196,602	65,929,973	59,209,420
Other Banking Receivables	26,190,719	2,427,906	7,891,047	9,660,033	6,753,374
Assets Subject to Financial Leasing	2,088,865	2,046,971	2,110,038	2,247,058	2,346,370
Investments in other companies	535,221	507,625	493,463	465,736	416,473
Other assets	7,250,043	6,915,372	5,779,511	5,442,251	5,689,131

Total Assets	184,364,247	151,752,711	130,932,896	131,589,234	115,318,807

Deposits	122,822,030	114,621,753	91,904,217	92,827,261	80,101,011
Other banking liabilities	37,891,313	13,785,682	17,135,935	17,440,527	15,015,019
Minority interest	539,151	620,141	388,147	317,712	374,801
Other liabilities	5,956,948	6,265,100	5,626,967	6,059,029	4,946,529

Total Liabilities	167,209,442	135,292,676	115,055,266	116,644,529	100,437,360

Total Stockholders’ Equity	17,154,805	16,460,035	15,877,630	14,944,705	14,881,447

Stockholders’ Equity + Liabilities	184,364,247	151,752,711	130,932,896	131,589,234	115,318,807

Net Income

	03-31-17	12-31-16	09-30-16	06-30-16	03-31-16
Net Financial Income	3,066,449	3,253,700	2,838,936	3,347,768	2,983,692
Provision for loan losses	(323,969)	(331,013)	(226,335)	(336,129)	(161,351)
Net Income from Services	1,234,102	1,076,422	1,300,901	1,014,393	931,083
Administrative expenses	(2,899,037)	(2,856,270)	(2,379,655)	(2,220,410)	(2,101,298)
Net Other Income	874,626	(132,186)	18,012	77,506	101,996
Income Before Tax	1,952,171	1,010,653	1,551,859	1,883,128	1,754,122
Income Tax	(317,392)	(416,849)	(595,909)	(886,809)	(550,303)
Net income	1,634,779	593,804	955,950	996,319	1,203,819
Minoritary Interest	(29,009)	(11,399)	(23,025)	(33,061)	(38,735)
Net income for Quarter	1,605,770	582,405	932,925	963,258	1,165,084

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 11, 2017	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer